TASEKO ANNOUNCES RECORD QUARTERLY COPPER AND MOLYBDENUM
PRODUCTION AT GIBRALTAR

January 9, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to announce fourth quarter copper production of 40.7 million pounds and 0.8 million pounds of molybdenum. Total production for the year was 133.2 million pounds of copper and 0.9 million pounds of molybdenum (for the four months the molybdenum plant operated). Total sales for the year were 131.1 million pounds of copper and 0.9 million pounds of molybdenum.

Despite challenging weather conditions in the fourth quarter, mill throughput was maintained at a similar level to previous quarters. The 23% increase in copper production over the third quarter was mainly a result of higher copper grades, as planned, but also from improved copper recoveries. The fourth quarter was the first full quarter the molybdenum plant has operated since it was restarted in September. It operated exceptionally well with recoveries averaging approximately 50% for the quarter.

Russell Hallbauer, President and CEO of Taseko, stated, “We are extremely happy with copper and molybdenum production in the fourth quarter. It is a quarter that truly demonstrates the production and cash flow capability of Gibraltar. Higher copper and molybdenum production is having a significant positive impact on unit costs.”

“Recently, the many factors that affect our profitability have aligned to create an ideal scenario. Higher production at a much lower cost, a copper price which has climbed nearly 25% since October and a weak Canadian dollar which has the Canadian dollar price of copper back to 2011/2012 levels. Each of these factors has a significant and an immediate financial impact on our business,” concluded Mr. Hallbauer.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production and sales figures are reported on a 100% basis, unless otherwise noted.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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ncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.